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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 23, 2002
Incorporated by reference into Novartis AG's
Registration Statements on Form F-3,
as filed with the Commission on May 11, 2001 (File No. 333-60712)
and on January 21, 2002 (File No. 333-81862)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

Enclosure: Second Quarter 2002 Results Presentation – 22 July 2002.

Growth Momentum Carries On

Second Quarter Results
22 July 2002

This presentation contains certain "forward-looking statements" relating to the Company's business:

•
The statements can be identified by the use of forward-looking terminology or by discussions of strategy, plans or intentions.
•
The statements include descriptions and anticipated expenditures of the Company's investment in research and development programs, descriptions of new products expected to be introduced by the Company and anticipated customer demand for these and existing products in the Company's existing portfolios.
•
The statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions.
•
Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by the forward-looking statements. These factors can be found in the Annual Reports the Company has filed with the U.S. Securities and Exchange Commission.
•
Specific risk factors include unexpected regulatory delays, uncertainties relating to clinical trials and product development, the introduction of competing products, increased government pricing pressures, and the Company's ability to obtain or maintain patent and other proprietary intellectual property protection.
•
If any of these risks materialize, or underlying assumptions prove incorrect, actual results may vary materially from those one might expect on the basis of this presentation.

Agenda

•	Overview	D. Vasella

•	Pharmaceuticals	D. Vasella
•	Key financial data	R. Breu
•	Outlook	D. Vasella

Novartis' Share Outperforms SMI and
Pharmaceutical Index in 1st Half 2002

Continued Dynamic Growth Momentum

•
Growth momentum carries on

•
Performance driven by double-digit sales growth trend in Pharmaceuticals

•
Additional impetus from strong performance of Generics

•
Double digit operating income expansion in CHF and margin improvement despite currency impact

•
Good result with net financial income in very difficult environment

Double-Digit Operating Income Expansion

in CHF m	1st Half 2002	1st Half 2001	in % CHF	in %LC

Sales	16 254	15 267	6	13
Operating income	3 957	3 480	14	15
as a % of sales	24.3	22.8
Net financial income	680	952	-29
Net income	3 848	3 729	3
as a % of sales	23.7	24.4
EPS (CHF)	1.51	1.44	5

Dynamic Performance Delivered Through
Pharmaceuticals and Generics

Sales: CHF 16 bn, +13% in local currencies, +6% in CHF

Performance Driven by Volume Increase

Half Year Operating Income up 14%

[1]	Including integration costs associated with the Wesley Jessen acquisition of CHF 31m in 2001.

Agenda

•	Overview	D. Vasella
•	Pharmaceuticals	D. Vasella
•	Key financial data	R. Breu
•	Outlook	D. Vasella

Highlights in Pharmaceuticals

•
Continued dynamic sales growth trend with + 15% in LC

•
Strong growth across all regions with US up 19% in LC

•
Cardiovascular and Oncology franchises outpace their segments:

•
Diovan expands leadership in US ARB segment
Lotrel makes inroads vs. Norvasc
Lescol builds on excellent profile

•
Gleevec submitted for 1st line therapy
fast switch from Aredia to Zometa

•
Successful launch of Elidel

•
First approval for Xolair with Australia
labeling discussions with FDA for Zelnorm

•
New Research Institute to be based in Cambridge, Mass.

Strong Pharmaceutical Sales Growth
in Key Regions

	1H Sales 2002 CHF m	Growth in LC	Market Growth[1]

US	4 521	19%	13%
Europe	3 313	11%	8%
Japan	1 066	14%	4%
Asia/Pacific	653	14%	n/a
LatAm	618	16%	-10%

Tota1[2]	10 546	+15%	12%

1 IMS monthly YTD May, 16 countries
2 Total includes Canada and others

Strategic Products Drive Growth

Brands (1 to 10)	Market segment	Sales CHF m	Growth % LC

Diovan®/Co-Diovan®	Hypertension	1'284	+69
Sandimmun®/Neoral®	Transplantation	877	+0
Cibacen®/Lotensin®	Hypertension	863	+30
of which Lotrel®		486	+46
Lamisil®	Fungal infections	574	-3
Voltaren®	Antirheumatics	488	-2
Sandostatin®	Acromegaly	487	+25
Lescol®	Cholesterol reduction	423	+30
Glivec®	Oncology	418	+670
Miacalcic®	Osteoporosis	312	-15
Tegretol®	Epilepsy	309	+ 2

Sandimmun®/Neoral®
Slow Generic Erosion in US

Key Franchises Outperforming the Market

Source: IMS

* Cardiovascular: Antihypertensives, Statins, Fibrates, OAD

Diovan® – Leadership in US

Source: IMS weekly, US TRx share in ARB segment

Dynamic Sales Performance of Lotrel®

• H1 sales CHF 486 m, +46% (LC)

•        Share growth continues 4.0% NRx[1] (+0.5% pts) in Hypertension

•        Lotrel 10/20 approved

•        Better blood pressure control, less edema than Norvasc[2]

•        Powerful blood pressure control, with the benefits of an ACE

•        Convenience for patient

[1]    Source: IMS weekly
[2]    LOGIC study

Lescol® Growth Accelerates

        Data source for graph: IMS Monthly, May YTD

Glivec®/Gleevec™ – Strong Roll-Out Continues

•
Sales of CHF 418m worldwide

•
ca. 60% patient penetration in CML1

•
Approved for GIST1 in US and EU

•
Filed in US and EU for first line treatment of newly diagnosed CML

•
More effective than Interferon + Chemotherapy with Improved quality of life for patients

[1]	Chronic myeloid leukemia
[2]	Gastrointestinal Stromal Tumor

Conversion to Zometa® is Accelerating –
Key Markets on Track

	Zometa® Launch date	% of franchise[1] converted YTD June '02

US	Aug 2001	55%
Germany	Apr 2001	45%
Italy	Feb 2002	33%
France	Jan 2002	18%

Worldwide		45%

[1]	% of average YTD sales in 2001 of Aredia® and Zometa® franchise

Zometa® – Building a Potential Blockbuster

•
Fast uptake compensating for generic erosion of Aredia

•
Approved for bone metastasis in 23 countries

•
EU approval anticipated Q3 '02

Visudyne Growth Continues

•    H1 sales CHF 228 m, +35% (LC)

•    Patient penetration increased to 26% of total CNV[1]
      potential

•    Positive opinion received in EU for occult subfoveal
      CNV[1]

•    Filed in Japan (April)

• Reimbursement is key to sales growth

Public Service Announcement
Canada

1
Choroidal neovascularisation secondary to age-related macular degeneration

Elidel® US Launch Success

1
Source: IMS weekly

The Novartis Institutes for Biomedical Research:
Main Research Centers

Novartis – A Swiss-American Company

Agenda

•	Overview		D. Vasella
•	Pharmaceuticals		D. Vasella
•	Key financial data		R. Breu
•	Outlook	D. Vasella

Significant Operating Income Expansion Through Productivity Gains and Volume Growth

Sales Momentum Expands Operating Income

Significant Strengthening of CHF

Currency Risks 2002 – Transactional Exposure
in USD and JPY Fully Hedged

Net Financial Income Reaches
CHF 680 m in 1st Half 2002

	1H/2002 CHF m	1H/2001 CHF m	Change in % CHF

Total operating income	3 957	3 480	+14
Income associated companies	11	77	-86
Financial income, net	680	952	-29
Income taxes	-790	-768	+3
tax rate in %	17.0	17.0
Minority interests	-10	-12	-17
Net income	3 848	3 729	+3

Attractive Net Financial Income in Difficult Market Conditions

in CHF m	1H 2002	1H 2001		in % CHF

Financial income	723	1 335		-46
% of liquidity[1]	7.0%	14.8%
Financial expense	-161	-185		-13
% of debt[1]	4.0%	5.0%	M
Currency gains/losses	+118	-198
Net financial income	680	952		-29
% of net liquidity[1]	10.8%	17.7%
1
annualised

Performance Return on Liquid Funds Beats the
Benchmark at Market Values by 3.4% Points in CHF

Category	Return of portfolio	Return of benchmark	Value at risk[1] of portfolio

Shares	-10.4%	-20.1%	10.2%
Bonds	+2.5%	-1.7%	1.8%
Money market	+2.6%	+0.7%	0.7%
Overall	-0.8%	-4.2%	2.4%
1
Value at risk in 10 days with 95% confidence

Liquid Funds Portfolio1 – Equity Exposure Hedged

Total liquid funds end June 2002: CHF 19.1 bn

1
Includes hedges

Increase in Free Cash Flow of CHF 0.2 bn
to CHF 0.3 bn

Agenda

•	Overview	D. Vasella
•	Pharmaceuticals	D. Vasella
•	Key financial data	R. Breu
•	Outlook	D. Vasella

Group Outlook 2002

Growth momentum expected to continue, driven by Pharmaceuticals

Pharmaceuticals expects to grow around 10% in LC

Operating income growth trend expected to continue in LC

Zelnorm launch expected to result in a slight decline in Pharmaceutical operating margin vs. 2001. All other sectors expected to maintain margins on average

Significant currency impact expected – USD and JPY hedged

Net financial income difficult to predict, expected to be slightly lower than last year

Net income expected to exceed last year's level, barring unforeseen events

Appendix

Group Operating Margin 24.3%

Half Year 2002 Sales
Growth Components by Sector

	Volume	Price	Acq./ Div.	Currency

Pharmaceuticals	+14%	+1%	0%	-6%
Generics	+19%	0%	+3%	-8%
OTC	-1%	+1%	+0%	-4%
Animal Health	+1%	+4%	+5%	-6%
Medical Nutrition	+1%	+1%	-%	-4%
Infant & Baby	+4%	+1%	-%	-5%
CIBA Vision	+8%	0%	-%	-6%

Group	+11%	+1%	+1%	-7%

Highlights in Generics, OTC and Animal Health

Generics

•
Recent launches in US in Retail Generics fuel growth to 19% in LC1
•
Generic Prozac (depression), July 2001
•
Generic Metformin (diabetes), January 2002
•
Generic Relifex (anti-inflammatory), February 2002

OTC

•
Sales remain at last year's level. Excluding discontinued distribution agreements sales increased 6% in LC driven by:
•
Nicotinell®/ Habitrol® (smoking cessation)
•
Otrivin (nasal decongestant)
•
Lamisil® cream (fungal infection)
•
Maalox® (antacid)

Animal Health

•
Recent acquisitions of vaccine businesses add 5% points to sales growth of 10% in LC
•
Farm animal business sees improvement over last year

1 excluding acquisitions

Highlights in Medical Nutrition, Infant & Baby and
CIBA Vision

Medical Nutrition (incl. Health and Functional Food)

•
Supplement business in Medical Nutrition boosts sales
•
Health and Functional Food divestment on track

Infant & Baby

•
Gerber Graduates and Tender Harvest underpin strong market position of Gerber in US
•
Gerber Wellness driving growth through sales to key accounts

CIBA Vision

•
Innovation behind performance
•
Focus® DAILIES®
•
Focus® Night & Day™
•
Freshlook®
•
Surgical lenses

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: July 23, 2002	By:	/s/ DR. RAYMUND BREU
	Name:	Dr. Raymund Breu
	Title:	Chief Financial Officer, Novartis Group

QuickLinks

Growth Momentum Carries On
Second Quarter Results 22 July 2002
  Agenda
  Novartis' Share Outperforms SMI and Pharmaceutical Index in 1st Half 2002
  Continued Dynamic Growth Momentum
  Double-Digit Operating Income Expansion
  Dynamic Performance Delivered Through Pharmaceuticals and Generics
  Performance Driven by Volume Increase
  Half Year Operating Income up 14%
  Agenda
  Highlights in Pharmaceuticals
  Strong Pharmaceutical Sales Growth in Key Regions
  Strategic Products Drive Growth
  Sandimmun ® /Neoral ® Slow Generic Erosion in US
  Key Franchises Outperforming the Market
  Diovan ® – Leadership in US
  Dynamic Sales Performance of Lotrel ®
  Lescol ® Growth Accelerates
  Glivec ® /Gleevec™ – Strong Roll-Out Continues
  Conversion to Zometa ® is Accelerating – Key Markets on Track
  Zometa ® – Building a Potential Blockbuster
  Visudyne Growth Continues
  Elidel ® US Launch Success
  The Novartis Institutes for Biomedical Research: Main Research Centers
  Novartis – A Swiss-American Company
  Agenda
  Significant Operating Income Expansion Through Productivity Gains and Volume Growth
  Sales Momentum Expands Operating Income
  Significant Strengthening of CHF
  Currency Risks 2002 – Transactional Exposure in USD and JPY Fully Hedged
  Net Financial Income Reaches CHF 680 m in 1st Half 2002
  Attractive Net Financial Income in Difficult Market Conditions
  Performance Return on Liquid Funds Beats the Benchmark at Market Values by 3.4% Points in CHF
  Liquid Funds Portfolio1 – Equity Exposure Hedged
  Increase in Free Cash Flow of CHF 0.2 bn to CHF 0.3 bn
  Agenda
  Group Outlook 2002
Appendix
  Group Operating Margin 24.3%
  Half Year 2002 Sales Growth Components by Sector
  Highlights in Generics, OTC and Animal Health
  Highlights in Medical Nutrition, Infant & Baby and CIBA Vision
SIGNATURES